Celanese AG c/o registrar services GmbH P.O. Box 60630 Frankfurt Germany
Mr.
Abc Sample
Samplestreet
Abc Sampletown
SAMPLELAND
Kronberg im Taunus, August 30, 2005

Information in Accordance with US Securities Laws in Connection with the Limited Offer for Increased Cash Compensation of Celanese Europe Holding GmbH & Co. KG

Dear Mr. Sample,
Celanese Europe Holding GmbH & Co. KG (“CEH”), formerly known as BCP Crystal Acquisition GmbH & Co. KG, and Celanese AG (“Celanese”) entered into a domination and profit and loss transfer agreement which became operative on October 1, 2004. In accordance with Section 305(1) of the German Stock Corporation Act, CEH has agreed under the domination and profit and loss transfer agreement, at the request of each minority shareholder of Celanese, to acquire such minority shareholders’ shares in Celanese for a payment of cash compensation (Barabfindung) of EUR 41.92 plus interest per share (“Mandatory Offer”).
Despite the delisting of Celanese’s shares from the New York Stock Exchange, Celanese is still subject to US securities laws. As a result, the Mandatory Offer had to be implemented in a manner complying with US securities laws, i.e., CEH had to make to all minority shareholders of Celanese a tender offer in accordance with applicable US rules to acquire their shares on the terms and conditions set forth in the domination and profit and loss transfer agreement (the “US Offer”).
The US Offer does not constitute a separate tender offer to the shareholders of Celanese, but merely the technical implementation of the Mandatory Offer, in accordance with US securities laws. It does in particular not constitute a tender offer within the meaning of the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz ).
As a Shareholder that holds its shares through a German depository bank, you may have already been informed by your depository bank or have learned from the press that CEH has decided to voluntarily increase the cash compensation of EUR 41.92 per share in Celanese set forth in the domination and profit and loss transfer agreement by EUR 9.08 to EUR 51.00 for all minority shareholders that tender their shares and agree to waive their right to conduct special award proceedings (Spruchverfahren) and their right to the result of such proceedings by September 29, 2005.
— please see overleaf —

Chairman of Supervisory Board: Bernd Thiemann	Celanese AG
Board of Management: Andreas Pohlmann, Chairman; Lyndon Cole (Vice-Chairman), Peter Jakobsmeier	Frankfurter Straße 111
Registered place of business: Kronberg im Taunus · Commercial register: Königstein im Taunus, HRB 5277	61476 Kronberg im Taunus
www.celanese.de

Because the increase of the cash compensation under the Mandatory Offer causes an amendment to the US Offer, CEH is required by applicable US securities laws to make available the attached Supplement to the Mandatory Offer (“Supplement to the Mandatory Offer”) to all of its shareholders globally. In this context, applicable US securities laws mandate that Celanese mail the Supplement to the Mandatory Offer for and on behalf of CEH to all of Celanese’s shareholders.
The Supplement to the Mandatory Offer does also not constitute a separate tender offer to the shareholders of Celanese, but merely the technical implementation of the increase of the cash compensation under the Mandatory Offer required under Section 305(1) of the German Stock Corporation Act, in accordance with US securities laws. The terms and conditions of the Mandatory Offer required under German law as amended in connection with the increase of the cash compensation shall not be affected by the US Offer and the Supplement to the Mandatory Offer. Minority shareholders remain entitled to accept the voluntarily increased Mandatory Offer in accordance with its terms in accordance with German legal requirements.
Since the Supplement to the Mandatory Offer has been prepared exclusively by CEH in order to comply with US rules, we have not prepared or enclosed a translation of the document into German or any other language.
Your depository bank will inform you about the details of the acceptance and the execution of the voluntarily increased Mandatory Offer. Corresponding information has also been published in the press. If you intend to accept the Mandatory Offer, you should contact your depository bank as soon as possible.
Yours sincerely,

Andreas Pohlmann
Chairman of the Management Board of Celanese AG

Celanese AG, Kronberg im Taunus